Results of Shareholder Votes

The Annual Meeting of Shareholders of the Fund was held on October 25, 2011. At this meeting, shareholders voted on the election of Trustees. With regard to the election of the following
Class I Trustees by common shareholders of the Fund:

	# of shares
	For	Against	Withheld
Daniel M. Black	9,501,865	236,742	186,750
Michael A. Smart	9,484,929	231,299	209,129

The other Trustees of the Fund whose terms did not expire in 2011 are Tracy V. Maitland, Ronald A. Nyberg, Gerald L. Seizert, Derek Medina, and Randall C. Barnes.